

Investor Video Series

Posted September 12, 2014

Safe Harbor

The information provided in this video includes forward-looking statements that involve risks and uncertainties, including statements about our anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding our recently filed financial statements or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance such as future earnings, bookings, backlog and free cash flow; our future strategy and business plans; our product plans, including products under development, such as Avid Everywhere; our objective to obtain relisting on the NASDAQ Stock Market and to have our shares of common stock trade on that market; and our anticipated timing for filing our future quarterly reports. These forward-looking statements are based on current expectations as of the date this video was posted on our website and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the effect on our sales, operations and financial performance resulting from: the identified material weaknesses in our internal control over financial reporting; the delisting of our stock from NASDAQ; the previously disclosed ongoing SEC and Department of Justice inquiries; pending litigation, including the previously disclosed class action and possibility of further legal proceedings adverse to our company resulting from the restatement or related matters; the costs associated with the restatement; as well as our ability to have our shares relisted on the NASDAQ stock market; our liquidity; our ability to execute our strategic plan and meet customer needs; our ability to produce innovative products in response to changing market demand, particularly in the media industry; our ability to successfully accomplish our product development plans; competitive factors; history of losses; fluctuations in our revenue, based on, among other things, our performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; variances in our backlog and the realization thereof. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect our business and prospects are described in the filings made by our company with the SEC. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Posted September 12, 2014





Phase 1

Perform better in the markets we serve today

Phase 2

Address higher growth areas in current markets

Phase 3

Address higher long-term growth areas and increase relevance

3

Posted September 12, 2014



Traditional Value Chain



Pre-Production → **Production** → **Post-Production** → **Distribution and Delivery**

New Media Value Chain

Media Asset Flow

Create | **Monetize**

Production ↔ Post Production

Multiplatform Distribution ↔ Experience Integration

Pre-Production
Workflow Planning

Smart-media creation, digitalization and collaboration

Media Lifecycle Management
Metadata Analytics

Personalized delivery and experience management

Consumption
Measurement and Interaction

Collaboration Enablement ↔ Rich Indexing

Distribution Orchestration ↔ Customization/Personalization

Information Flow

Posted September 12, 2014



Posted September 12, 2014



Posted September 12, 2014


Avid Customer Association
Executive Board of Directors
Advisory Councils
Strategy Advisory Council
Standards and Practices Advisory Council
Products and Solutions Advisory Council
Service and Delivery Advisory Council
Partner Advisory Council
Community Advisory Council
Geography and Segment Breakouts
Beta Testers
User Groups
ACA Members
Customers
Partners
Industry Professionals
Interaction
Communication
Avid Connect
Events
Programs

Posted September 12, 2014

ACA Executive Board of Directors


David Mash, Chair
Senior Vice President for Innovation, Strategy and Technology


Richard M. Friedel, Vice Chair
EVP & General Manager
Fox Networks


Dr. Andreas Bereczky, Vice Chair
Executive Vice President of Technology and Production
ZDF German Television


Fred Mattocks, Secretary
General Manager, Media Operations and Technology CBC English Services
CBC/Radio-Canada


Dave Mazza
SVP Olympic Engineering & CTO
NBC Sports Group


Frank Governale
VP CBS News Technology and Operations
CBS News


Michael Koetter
SVP of Media Technology and Development
Turner Broadcasting


Ding Wenhua
Chief Engineer
CCTV


Paul Stevenson
Director of Technology and Technical Operations, ITV News
ITV


Barak Moffitt
Head of Strategic Operations
Universal Music Group


Raymundo Barros
Director of Engineering Entertainment
Rede Globo de Televisão


Ted Gagliano
President
20th Century Fox


David Rabinowitz
Sr. Vice President Technical Strategy
Univision Communications Inc.


Annie Chang
Vice President of Post-Production Technology
The Walt Disney Studios


Darren Long
Director of Sky Production Services
Sky


Todd C. Donovan
SVP Broadcast Operations & Engineering
ABC Television Network


Steve Cohen
Motion Picture Editor

Posted September 12, 2014

Avid Connect 2014: The Inaugural Event


Welcome to
AvidConnect2014


AvidConnect2014


Artist Suite
Video (NLE)
Remote Collaboration
Audio (DAW)
Notation & Scoring
Control Surfaces
Graphics Creation
Media Suite
Metadata Tagging
Protection & Encryption
Newsroom Management
Multi-Platform Distribution
Analytics
Storage Suite
Nearline Storage

1,000+ Industry Professionals in Attendance

43 Countries Represented

First Meetings of the Executive Board of Directors and Advisory Councils




AvidConnect2014
April 4-6, 2014
Bellagio, Las Vegas





Posted September 12, 2014



"The product is **revolutionary**! It's just freaking amazing!!! I can't say enough about it! I think I'm more of an Avid fan now than ever!"
– *Broadcast Beat*

@michaelkammes:
VERY impressed with Avid Everywhere. Completely end to end, unified system with expandability for 3rd parties. #AvidConnect @Avid

@colinjbrooker
Hmm @Adobe, @Avid seems to have a better idea for subscriptions …. As in not doing away with perpetual licenses if we want them! #NAB2014

"From Louis Hernandez's electrifying delivery to the **renewed passion** for listening to customers that I saw in Avid employees eyes it has massively exceeded my expectations."
– *Root 6 Blog*

Posted September 12, 2014

Avid Everywhere – Our Path Forward


MediaCentral | UX
iOS
3G/4G
Artist Suite
Video (NLE)
Remote Collaboration
Audio (DAW)
Notation & Scoring
Control Surfaces
Graphics Creation
Media Suite
Metadata Tagging
Protection & Encryption
Asset Management
Newsroom Management
Multiplatform Distribution
Analytics
Storage Suite
Ingest & Playout
Online Storage
Nearline Storage
Media Services
Connectivity Toolkit
Orchestration Engine
User Administration & Configuration
Avid MediaCentral Platform
Avid Global Services
Public Marketplace
Private Marketplace

Posted September 12, 2014



Pre-existing
200+ Patents

10 New Patents Granted

18 Applications Pending

Posted September 12, 2014

Choice and Flexibility



Public Cloud
Private Cloud
On Premise
deployment
licensing
Perpetual
Floating
Subscription

Announced at Avid Connect 2014

Marketplace

Artist Suite	Media Composer subscription and floating licenses	Media Composer | Cloud	Pro Tools Cloud Collaboration, Metadata and Marketplace
Media Suite	Media | Director	Media | Index	Media | Distribute
Storage Suite	ISIS | 2500	Real-time 4K support	
Avid MediaCentral Platform	MediaCentral | UX	Connectivity Toolkit	

Marketplace

Early Results Validate Strategy

 Growth

 Cost

 Culture

Posted September 12, 2014

Early Results Validate Strategy



Growth



Cost



Culture

Posted September 12, 2014

Early Results Validate Strategy

 Growth

 Cost

 Culture

Posted September 12, 2014

A Highly Fragmented Industry….

Top 10 Broadcast Media Vendors

Top 10 Financial Tech Vendors

Market Share



Market Share



Posted September 12, 2014

Early Results Validate Strategy



Leverages the platform



Provides new distribution



Adds a new anchor for growth

Posted September 12, 2014



Investor Video Series

Posted September 12, 2014



Restatement Overview

Safe Harbor

The information provided in this video includes forward-looking statements that involve risks and uncertainties, including statements about our anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding our recently filed financial statements or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance such as future earnings, bookings, backlog and free cash flow; our future strategy and business plans; our product plans, including products under development, such as Avid Everywhere; our objective to obtain relisting on the NASDAQ Stock Market and to have our shares of common stock trade on that market; and our anticipated timing for filing our future quarterly reports. These forward-looking statements are based on current expectations as of the date this video was posted on our website and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the effect on our sales, operations and financial performance resulting from: the identified material weaknesses in our internal control over financial reporting; the delisting of our stock from NASDAQ; the previously disclosed ongoing SEC and Department of Justice inquiries; pending litigation, including the previously disclosed class action and possibility of further legal proceedings adverse to our company resulting from the restatement or related matters; the costs associated with the restatement; as well as our ability to have our shares relisted on the NASDAQ stock market; our liquidity; our ability to execute our strategic plan and meet customer needs; our ability to produce innovative products in response to changing market demand, particularly in the media industry; our ability to successfully accomplish our product development plans; competitive factors; history of losses; fluctuations in our revenue, based on, among other things, our performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; variances in our backlog and the realization thereof. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect our business and prospects are described in the filings made by our company with the SEC. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



Use of Non-GAAP Financial Measures

This presentation includes a number of non-GAAP financial measures, which are defined and reconciled in the appendix to this presentation. These Non-GAAP measures include Adjusted EBITDA, Non-GAAP Operating Profit or Loss, Free Cash Flow and Non-GAAP Non-Material spending.

These Non-GAAP measures reflect how Avid manages its businesses internally. These measures may vary for different companies for reasons unrelated to the overall operating performance of Avid's business. When analyzing Avid's operating performance, investors should not consider these Non-GAAP financial measures as a substitute for net income or other measures prepared in accordance with GAAP. Non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles. This Non-GAAP information supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles, or GAAP. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.

The reconciliation of the GAAP to Non-GAAP financial measures is in the tables included in this presentation and the appendix thereto.



What We Found

- Determined many of our software updates represented implied post-contract customer support or PCS and that revenue accounting needed to be corrected

- Could not establish fair value for software updates, therefore, some or all of transaction value had to be recognized ratably over the periods the updates were provided

- We found no evidence that our previous revenue accounting was the result of intentional misconduct

- Our internal control over financial reporting was found not to be effective

Posted September 12, 2014



Our Process

- Retained big four accounting firm to review our historical accounting practices and advise management on acceptability of accounting application

- Reviewed historical practices around upgrades and updates

- Implemented a methodical, comprehensive process for analyzing and assessing accounting impact of multiple bundled offerings

- Initiated a special purpose team to review, address and remediate internal control deficiencies



Our Process

- Developed and documented new accounting framework

- Went back to 2005 and reprocessed over five million transaction lines to determine appropriate accounting treatment for five year period

- Implemented new revenue accounting sub-ledger system to apply appropriate accounting treatment for all customer sales arrangements

- Because prior periods had been reopened—evaluated certain other historical accounting decisions

Posted September 12, 2014



Internal Controls over Financial Reporting

- As part of restatement process, we reviewed our internal control structure related to our financial reporting and identified material weaknesses which are discussed in more detail in our Form 10-K for fiscal year 2013

- Nearly all efforts have been toward regaining current filing status

- As a result, we have not yet addressed all of the underlying internal control deficiencies but have initiated remediation measures in the interim

- We've invested in the accounting and internal audit functions as it relates to people, process and technology and expect to see incremental improvements over the next 12-24 months

Posted September 12, 2014



Key Financial Metrics[*]

…leading indicators of revenue growth and liquidity

Bookings

Adjusted EBITDA

Free Cash Flow

* Please reference appendix for additional detail on definition of these metrics, including GAAP to non-GAAP reconciliation for Adjusted EBITDA and Free Cash Flow

Posted September 12, 2014

Targeted Timeline

Today: Filed 2013 10-K and associated 10-Qs

Approximately + One Week: File Q1 2014 10-Q

Approximately + 40 Days: File Q2 2014 10-Q

After Q2 2014 10-Q Filed: Relisting on NASDAQ

Before Year End 2014: Annual Shareholder Meeting

After Q3 2014 10-Q Filed: Avid 2014 Investor Day

Posted September 12, 2014



Major Restatement Items

1. Revenue Recognition

2. Impairment of Goodwill

3. Discontinued Operations Classification

4. Restructuring Reserves

Posted September 12, 2014



Major Restatement Items – Revenue Recognition

- Existence of implied post-contract customer support requires Company to defer and amortize a significant portion of revenue

- Impacts the timing but not the total amount of revenue earned

- Revenue accounting treatment different for pre-2011 as compared to post-2010

- Cash flow characteristics of transactions unchanged by change in accounting

Posted September 12, 2014



Major Restatement Items – Impairment of Goodwill

- Restated financial statements impacted historical assessment of goodwill

- Recorded a <u>full</u> goodwill impairment charge in the year ended December 31, 2011

Posted September 12, 2014



3. Major Restatement Items – Discontinued Operations

- The divestiture of consumer product lines in July 2012 should have been presented as discontinued operations

- Reclassification of all historical revenues and expenses to income or loss from discontinued operations

Posted September 12, 2014



Major Restatement Items – Restructuring Reserves

- Revised accruals of restructuring charges in fiscal year 2009 and 2012 in a cumulative amount of $1.6 million

- Related to lease obligations and other exit activities

Posted September 12, 2014



Impact of Restatement on Previously Issued Results

(in millions)	GAAP Revenue			GAAP Net Income (Loss)		
	Year Ended December 31,		**Nine-Months Ended**	**Year Ended December 31,**		**Nine-Months Ended**
	2010	**2011**	**September 30, 2012**	**2010**	**2011**	**September 30, 2012**
As Previously Reported	$ 678.5	$ 677.9	$ 436.7	$ (37.0)	$ (23.8)	$ (69.6)
Revenue Recognition	(137.7)	244.8	84.6	(137.7)	244.8	84.6
Discontinued Operations	(137.3)	(155.9)	(46.1)	-	-	47.7
Restructuring Costs, net	-	-	-	0.3	2.7	5.4
Other Adjustments (a)	-	-	-	(13.1)	2.7	4.1
Total Restatement Adjustments	(275.0)	89.0	38.5	(150.5)	250.2	141.8
As Restated	$ 403.5	$ 766.9	$ 475.2	$ (187.5)	$ 226.4	$ 72.2

(a) Primarily related to changes in stock-based compensation and inventory valuation

Change in accounting principles resulted in significant shift in revenue from pre-2011 to later periods

Posted September 12, 2014





Financial Results

Safe Harbor

The information provided in this video includes forward-looking statements that involve risks and uncertainties, including statements about our anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding our recently filed financial statements or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance such as future earnings, bookings, backlog and free cash flow; our future strategy and business plans; our product plans, including products under development, such as Avid Everywhere; our objective to obtain relisting on the NASDAQ Stock Market and to have our shares of common stock trade on that market; and our anticipated timing for filing our future quarterly reports. These forward-looking statements are based on current expectations as of the date this video was posted on our website and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the effect on our sales, operations and financial performance resulting from: the identified material weaknesses in our internal control over financial reporting; the delisting of our stock from NASDAQ; the previously disclosed ongoing SEC and Department of Justice inquiries; pending litigation, including the previously disclosed class action and possibility of further legal proceedings adverse to our company resulting from the restatement or related matters; the costs associated with the restatement; as well as our ability to have our shares relisted on the NASDAQ stock market; our liquidity; our ability to execute our strategic plan and meet customer needs; our ability to produce innovative products in response to changing market demand, particularly in the media industry; our ability to successfully accomplish our product development plans; competitive factors; history of losses; fluctuations in our revenue, based on, among other things, our performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; variances in our backlog and the realization thereof. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect our business and prospects are described in the filings made by our company with the SEC. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



Use of Non-GAAP Financial Measures

This presentation includes a number of non-GAAP financial measures, which are defined and reconciled in the appendix to this presentation. These Non-GAAP measures include Adjusted EBITDA, Non-GAAP Operating Profit or Loss, Free Cash Flow and Non-GAAP Non-Material spending.

These Non-GAAP measures reflect how Avid manages its businesses internally. These measures may vary for different companies for reasons unrelated to the overall operating performance of Avid's business. When analyzing Avid's operating performance, investors should not consider these Non-GAAP financial measures as a substitute for net income or other measures prepared in accordance with GAAP. Non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles. This Non-GAAP information supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles, or GAAP. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.

The reconciliation of the GAAP to Non-GAAP financial measures is in the tables included in this presentation and the appendix thereto.



Moving Forward

 Growth

 Profitability

 Culture

Posted September 12, 2014

Moving Forward

 Growth

 Profitability

 Culture

 Community Platform

Posted September 12, 2014



Phase 1

Perform better in the markets we serve today

Phase 2

Address higher growth areas in current markets

Phase 3

Address higher long-term growth areas and increase relevance

Posted September 12, 2014



2014 Strategic Goals

Drive Growth
- Focus investment in highest growth areas
- Maximize wallet share within existing customers
- Expand penetration of anchor products

Improve Profitability
- Maximize procurement cost savings
- Extend labor arbitrage to all organizations
- Improve software mix and direct material margins

Continue Cultural Transformation
- Create culture of urgency and accountability
- Minimize legacy cultural issues
- Align rewards and recognition to desired culture

Establish Community Platform
- Reestablish Avid as thought and technology leader
- Avid Customer Association (ACA)
- Partners participate in Avid Everywhere Platform

Posted September 12, 2014



Operational Measure Definition

Bookings

- Bookings represents the total amount of revenue that we expect to earn over the term of the agreement between Avid and a customer for goods and /or services over the course of the agreement

- To count as a booking, we expect there to be persuasive evidence of an agreement between us and our customer and that collectability of the amounts payable under the arrangement to be reasonably assured

- Bookings are subject to cancellations, changes and adjustments and are based on certain assumptions. Bookings may not reflect final revenue earned for a particular arrangement. Bookings do not reflect adjustments related to rebates or other sales incentive programs

- The material weaknesses in our internal control environment may impact the accuracy of recorded bookings

Posted September 12, 2014



Key Non-GAAP Financial Definitions*

Free Cash Flow

- Free cash flow represents GAAP operating cash flow less capital expenditures and excludes payments or receipts related to M&A, significant legal settlements, restructuring, restatement or other non-operational or non-recurring events

---

* Please reference appendix for additional detail on definition of these metrics, including a GAAP to non-GAAP reconciliation

Posted September 12, 2014



Key Non-GAAP Financial Definitions*

Adjusted EBITDA

- Adjusted EBITDA is defined as Non-GAAP operating profit or loss* excluding all depreciation and amortization expense

---

* Please reference appendix for additional detail on definition of these metrics, including a GAAP to non-GAAP reconciliation

46

Posted September 12, 2014



Key Financial Metrics – 2014 Targets*

Bookings

Targeting year over year improvement of approximately **3%**

Adjusted EBITDA

Targeting **significant** year over year improvement excluding pre-2011 revenue amortization

Free Cash Flow Generation

Targeting FCF of $20 million

…earnings and bookings growth should convert to higher enterprise value, reflecting the value our community places on us

* Please reference appendix for additional detail on definition of these metrics, including GAAP to non-GAAP reconciliation

Posted September 12, 2014



Expected Deferred Revenue Amortization as of December 31, 2013

Millions $

- Orders executed prior to January 1, 2011
- Orders executed after to January 1, 2011

	2014	2015	2016	2017	2018

Posted September 12, 2014



GAAP Results

(in millions, except per share data)

	Twelve Months Ended December 31,	
	2012	**2013**
Revenues	**635.7**	**563.4**
Gross Margin	**386.7**	**339.5**
% Revenue	60.8%	60.3%
Operating Expenses	**333.5**	**314.7**
Operating Profit	**53.2**	**24.8**
Interest and other expense, net	(2.0)	(0.7)
Provision for income taxes, net	4.0	2.9
Income from discontinued operations, net of tax	45.8	-
Net income	**$ 92.9**	**$ 21.2**
Net income per common share - diluted	**$ 2.39**	**$ 0.54**

Pre-2011 revenue amortization can mask underlying performance

Posted September 12, 2014



Non-GAAP Methodology

Non-GAAP results remove unusual or non-operational events

Standard exclusions

- Restructuring costs
- Stock-based compensation
- Amortization of intangible assets
- Impairment of intangibles
- Associated impact on taxes

Examples of non-recurring events

- Restatement costs
- Proceeds / loss on M&A activity
- Significant legal settlements
- Gain / loss on asset sales

Posted September 12, 2014



GAAP and Non-GAAP Results*

(in millions)	2012 GAAP	2012 Adj	2012 Non-GAAP	2013 GAAP	2013 Adj	2013 Non-GAAP	2014 Guidance
Bookings			$ 545.1			$ 523.1	+ 3% YoY
Revenue	$ 635.7	$ -	$ 635.7	$ 563.4	$ -	$ 563.4	Down Approximately 5%
Gross Margin	386.7	3.6	390.3	339.5	2.3	341.8	
% Revenue	60.8%		61.4%	60.3%		60.7%	Aproximately 59%
Operating Expense	333.5	(40.3)	293.2	314.7	(34.6)	280.1	$265 - $275
Operating Profit	$ 53.2	$ 43.9	$ 97.1	$ 24.8	$ 36.9	$ 61.6	
% Revenue	8.4%		15.3%	4.4%		10.9%	
Adjusted EBITDA			$ 117.7			$ 80.3	$58 - $65
Free Cash Flow			$ 44.4			$ 5.5	$20

* Please reference appendix for additional detail on definition of these metrics, including GAAP to non-GAAP reconciliation for Adjusted EBTIDA and Free Cash Flow

Posted September 12, 2014



Resumption of Bookings Growth

Last Twelve-Month Bookings

A
F
X

$
M

	Q3'12	Q4'12	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14
LTM Bookings	$586	$545	$531	$510	$514	$523	$524	$531
Quarterly Bookings	$123	$141	$125	$121	$127	$150	$126	$128

- 4 consecutive quarters of YoY growth

- Believe third quarter 2013 represented inflection point in return to growth

- Growth relatively modest but consistent

- We expect continued modest growth as we transition to higher growth markets

Posted September 12, 2014



Rationalization of Non-GAAP Non-Material Spending

Non-GAAP Non-Material Spending $M *



- Strategic initiatives have identified areas of cost saving opportunities without impacting investment into future growth

Non-GAAP Non-Material Spending down $35 million since 2011

* Note: Definition of Non-GAAP Non-Material spending and GAAP to non-GAAP reconciliation available in appendix

Posted September 12, 2014



Net Cash Bridge ($M)



Chart showing Net Cash Bridge values in $M:
- September 30, 2012: $71
- Restatement: ($29)
- Restructuring: ($18)
- Cap Ex: ($19)
- Cash from Ops: $12
- June 30, 2014*: $18

Avid has generated cash from operations over the past seven-quarter period

* Results for six-month period ended June 30, 2014 are preliminary and subject to change

Posted September 12, 2014

Balance Sheet

(in millions)	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
Cash	$ 42.8	$ 32.9	$ 70.4	$ 48.2
Account receivable	92.3	94.7	68.0	56.8
Inventory	103.2	106.5	69.1	60.1
Other current assets	24.3	23.0	29.6	25.8
Total current assets	262.6	257.1	237.1	190.9
Property and equipment, net	62.5	53.4	41.4	35.2
Other assets	459.6	30.1	15.8	9.1
Total assets	$ 784.6	$ 340.6	$ 294.4	$ 235.1
Accounts payable	47.1	42.5	35.4	34.0
Accrued expenses and other current liabilities	89.2	74.1	67.4	78.5
Deferred revenues	440.0	368.0	230.3	211.4
Total current liabilities	576.4	484.6	333.1	323.9
Long-term deferred revenues	497.5	329.2	328.2	255.4
Other long-term liabilities	21.0	17.7	18.7	15.1
Total liabilities	1,094.9	831.5	680.0	594.5
Stockholders' deficit	(310.3)	(490.9)	(385.6)	(359.4)
Total liabilities and stockholders' deficit	$ 784.6	$ 340.6	$ 294.4	$ 235.1
Current and long-term deferred revenue	$ 937.5	$ 697.2	$ 558.5	$ 466.8

Posted September 12, 2014





Financial Model

Safe Harbor

The information provided in this video includes forward-looking statements that involve risks and uncertainties, including statements about our anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding our recently filed financial statements or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance such as future earnings, bookings, backlog and free cash flow; our future strategy and business plans; our product plans, including products under development, such as Avid Everywhere; our objective to obtain relisting on the NASDAQ Stock Market and to have our shares of common stock trade on that market; and our anticipated timing for filing our future quarterly reports. These forward-looking statements are based on current expectations as of the date this video was posted on our website and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the effect on our sales, operations and financial performance resulting from: the identified material weaknesses in our internal control over financial reporting; the delisting of our stock from NASDAQ; the previously disclosed ongoing SEC and Department of Justice inquiries; pending litigation, including the previously disclosed class action and possibility of further legal proceedings adverse to our company resulting from the restatement or related matters; the costs associated with the restatement; as well as our ability to have our shares relisted on the NASDAQ stock market; our liquidity; our ability to execute our strategic plan and meet customer needs; our ability to produce innovative products in response to changing market demand, particularly in the media industry; our ability to successfully accomplish our product development plans; competitive factors; history of losses; fluctuations in our revenue, based on, among other things, our performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; variances in our backlog and the realization thereof. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect our business and prospects are described in the filings made by our company with the SEC. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Posted September 12, 2014



Use of Non-GAAP Financial Measures

This presentation includes a number of non-GAAP financial measures, which are defined and reconciled in the appendix to this presentation. These Non-GAAP measures include Adjusted EBITDA, Non-GAAP Operating Profit or Loss, Free Cash Flow and Non-GAAP Non-Material spending.

These Non-GAAP measures reflect how Avid manages its businesses internally. These measures may vary for different companies for reasons unrelated to the overall operating performance of Avid's business. When analyzing Avid's operating performance, investors should not consider these Non-GAAP financial measures as a substitute for net income or other measures prepared in accordance with GAAP. Non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles. This Non-GAAP information supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles, or GAAP. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.

The reconciliation of the GAAP to Non-GAAP financial measures is in the tables included in this presentation and the appendix thereto.



Room to Grow

Avid Operates in a Significant Portion of a Massive Technology Market



Digital Media Spend = $47B

Remaining Digital Media Spend, $37B

Currently Addressable, $10B

Remaining Addressable Market

Avid Market Share

Projected Multi-Year CAGRs of Industry Segments and Sub-Segments Vary Widely



Major Segments
- Sound Reinforcement
- System Automation & Control
- Acquisition & Production
- Services
- Storage
- Content & Comm Infrastructure
- Audio
- Post-Production
- Playout & Delivery
- Test, Quality Control & Monitor

0% 5% 10% 15% 20% 25% 30% 35%

Selected Sub-Segments
- Cloud Solutions
- M&E MAM
- Online Video Analytics
- Digital Rights Management
- Online Video Advertising Platforms
- Online Video Platforms
- M&E Video Transcoding
- Content Delivery Networks
- Broadcast Ad Insertion Server
- Non-Linear Editors
- Broadcast Video Server

0% 5% 10% 15% 20% 25% 30% 35%

Source: IABM, NAMM, Frost & Sullivan, InfoComm studies as well as internal AVID management estimates

Posted September 12, 2014



Market Potential and Customer Value

This is a $47 billion/year market where relationships extend for 5 or more years

Addressable by Avid today – Current penetration is ~6%

Avid's Addressable Market, $10B

Future High Growth Opportunity, $5B

Other Product and Services Spend, $32B

Low and moderate growth segments not addressable by Avid

Includes solutions focused on:
- Distribution, monetization & analytics
- Multi-platform distribution
- Cloud-based technology
- Live events
- Non-media segments

Posted September 12, 2014



Early Progress on Platform Unit Sales



Platform Related Units*
(Rolling Last Twelve-Months)

- Platform sales inform us of future cross sale opportunity

- Platform message is resonating even during early phases of product launch

- MediaCentral has demonstrated most pronounced growth

* - Includes MediaCentral, Interplay Production and Interplay MAM

Posted September 12, 2014



2014 Guidance

Process began with our initial 100-day research, customer wallet share assessment and a run-rate cost analysis and we determined …

1. We were financially lagging our peer group

2. We had significant cost opportunities arising from lack of alignment with our key strategies which led to inefficient operations and misaligned investments

3. We needed more effective strategic-based sales planning programs to drive incremental sales through our existing customer accounts

…and, with learnings in hand, we established a market based profitability target

Posted September 12, 2014



Non-GAAP Adjusted EBITDA*


$ Millions
$200
$150
$100
$50
$-
Pre-2011 Revenue Amortization
Non-GAAP Adjusted EBITDA
$58 to $65 Million
2012
2013
2014 Target

* Please reference appendix for additional detail on definition of these metrics, including GAAP to non-GAAP reconciliation

Posted September 12, 2014

Key Financial Metrics – 2014 Targets*

Bookings

Targeting year over year improvement of approximately **3%**

Adjusted EBITDA

Targeting $58 to $65 million

Free Cash Flow Generation

Targeting FCF of $20 million

…earnings and bookings growth should convert to higher enterprise value, reflecting the value our community places on us

* Please reference appendix for additional detail on definition of these metrics, including GAAP to non-GAAP reconciliation

Posted September 12, 2014



Financial Modeling Fundamentals

- Bookings growth should, subject to inherent limitations, convert to Adjusted EBITDA

- The portion of Adjusted EBITDA that converts to cash should increase each year until 2017

- We believe GAAP revenue and Adjusted EBITDA will continue to be challenged due to restatement deferred revenue run-off

- We are working on strategic projects that should drive a decline in operating costs

Posted September 12, 2014



Last 12 Months (LTM) Bookings

2014 3%
YoY Growth

◆

AFX $M

- ▪ Believe third quarter 2013 represented inflection point in return to growth

- ▪ Growth relatively modest but consistent

- ▪ Slower growth until we transition to higher growth markets

	Q4'12	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14
LTM Booking	$545	$531	$510	$514	$523	$524	$531		

Posted September 12, 2014



Expected Pre-2011 Related Revenue Amortization ($M)

As Pre-2011 Deferred Revenue amortizes it will create meaningful annual accounting related headwinds for the next few years

Posted September 12, 2014



Revenue Model (Hypothetical – not intended as guidance)

Revenue Model



We believe the amortization of pre-2011 restatement related deferred revenue will be impactful on our results through 2017 at which point the impact of the restatement will no longer be reflected in our financial results.

Legend: Revenue w/o Pre-2011 Amort — GAAP Revenue

X-axis: 2013, 2014, 2015, 2016, 2017, 2018, 2019

Posted September 12, 2014

Appendix – Non-GAAP



Posted September 12, 2014

Non-GAAP Financial Definitions

Free Cash Flow

- Free cash flow represents GAAP operating cash flow less capital expenditures and excludes payments or receipts related to M&A, significant legal settlements, restructuring, restatement or other non-operational or non-recurring events

Adjusted EBITDA

- Adjusted EBITDA is defined as non-GAAP operating profit or loss excluding all depreciation and amortization expense

Non-GAAP Operating Profit or Loss

- Non-GAAP operating profit or loss in GAAP operating profit excluding restructuring costs, stock based compensation, amortization and impairment of intangibles as well as other unusual items such as costs related to the restatement; M&A related activity; or impact of significant legal settlements

Non-GAAP Non-Material Spending

- Non-GAAP Non-Material Spending is Non-GAAP operating expense plus Non-GAAP cost of sales less direct product material cost



GAAP to Non-GAAP Reconciliation

(unaudited - in thousands, except per share data)

	December 31,		
	2013	**2012**	**2011**
			(Restated)

GAAP	2013	2012	2011
Net Revenues	$ 563,412	$ 635,703	$ 766,885
Cost of revenues	223,909	249,008	261,718
Gross Profit	339,503	386,695	505,167
Operating Expenses	314,735	333,518	340,127
Operating Income	24,768	53,177	165,040
Interest and other expense, net	(676)	(2,041)	(1,945)
Provision for income taxes, net	2,939	4,049	635
Income from continuing operations, net of tax	$ 21,153	$ 47,087	$ 162,460
Weighted-average common shares outstanding - diluted	39,070	38,836	38,534
Income per share from continuing operations, net of tax - diluted	$ 0.54	$ 1.21	$ 4.22

Adjustments to GAAP Results

	2013	2012	2011
Cost of Revenues			
Amortization of intangible assets	1,468	2,574	2,693
Stock-based compensation	796	992	1,200
Operating Expenses			
Amortization of intangible assets	2,648	4,254	8,528
Restructuring costs, net	5,370	24,838	6,534
Restatement costs	20,591	-	-
Acquisition and other costs	-	1,048	556
(Gain) loss on sale of assets	(125)	(252)	597
Stock-based compensation			
R&D	581	985	1,638
Sales & Marketing	1,786	3,754	4,349
G&A	3,752	5,700	5,421
Other			
Tax adjustment	(860)	(965)	(1,579)

Non-GAAP	2013	2012	2011
Net revenues	563,412	635,703	766,885
Cost of revenues	221,645	245,441	257,824
Gross Profit	341,767	390,262	509,061
Operating Expenses	280,132	293,190	312,504
Operating Income	61,635	97,071	196,557
Interest and other expense, net	(676)	(2,041)	(1,945)
Provision for income taxes, net	3,799	5,014	2,214
Income from continuing operations, net of tax	57,160	90,016	192,398
Income per share from continuing operations, net of tax - diluted	$ 1.46	$ 2.32	$ 4.99

Posted September 12, 2014



GAAP to Non-GAAP Reconciliation

(unaudited - in thousands, except per share data)

	December 31,		
	2013	**2012**	**2011**
			(Restated)
Adjusted EBITDA			
Non-GAAP Operating Income (from above)	**61,635**	**97,071**	**196,557**
Depreciation	17,837	19,846	19,543
Amortization of capitalized software development costs	815	846	1,218
Adjusted EBITDA	$ **80,286**	$ **117,763**	$ **217,318**
Free Cash Flow			
GAAP net cash (used in) provided by operating activities	**(9,145)**	**34,709**	**2,967**
Capital Expenditures	(11,625)	(9,703)	(10,795)
Restructuring Payments	(13,151)	(19,420)	(17,206)
Restatement Payments	(13,161)	-	-
Free Cash Flow	$ **5,542**	$ **44,426**	$ **9,378**
Non-GAAP Non-Mat'l Spd			
Non-GAAP Cost of Revenues	221,645	245,441	257,824
Non-GAAP Operating Expense	280,131	293,190	312,504
Total	**501,776**	**538,631**	**570,328**
Product Material Cogs	107,634	137,690	141,435
Non-GAAP Non-Material Spending	$ **394,142**	$ **400,941**	$ **428,893**

Posted September 12, 2014



Appendix – Definitions



Posted September 12, 2014

Operational Measures

Bookings

- Bookings represents the total amount of revenue that we expect to earn over the term of the agreement between Avid and a customer for goods and /or services over the course of the agreement

- To count as a booking, we expect there to be persuasive evidence of an agreement between us and our customer and that collectability of the amounts payable under the arrangement to be reasonably assured

- Bookings are subject to cancellations, changes and adjustments and are based on certain assumptions. Bookings may not reflect final revenue earned for a particular arrangement. Bookings do not reflect adjustments related to rebates or other sales incentive programs

- The material weaknesses in our internal control environment may impact the accuracy of recorded bookings

Posted September 12, 2014



Bookings & Expected Revenue Timing

(unaudited - in millions)

											For the Period Ended								
Bookings		June 30, 2014		March 31, 2014		December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013		December 31, 2012		September 30, 2012	
Quarterly	$	127.7	$	126.1	$	150.4	$	127.0	$	120.7	$	125.1	$	141.5	$	122.8
Last twelve months (LTM)	$	531.1	$	524.1	$	523.1	$	514.2	$	510.0	$	531.0	$	545.0	$	586.3

Revenue Backlog		December 31, 2013		December 31, 2012
Deferred Revenue	$	466.8	$	558.5
Other Backlog	$	92.2	$	51.2
Total Revenue Backlog	$	559.0	$	609.7

The expected timing of recognition of revenue backlog as of December 31, 2013 is as follows:

		Twelve Months Ended December 31,												
		2014		2015		2016		2017		2018		Thereafter		Total
Orders executed prior to January 1, 2011	$	92.3	$	58.2	$	24.5	$	1.0	$	0.1	$	-	$	176.1
Orders executed or materially modified on or after January 1, 2011	$	200.9	$	86.7	$	53.0	$	27.5	$	14.7	$	0.1	$	382.9
	$	293.2	$	144.9	$	77.5	$	28.5	$	14.8	$	0.1	$	559.0

Posted September 12, 2014

